UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of August 2006.

Contents:

Enclosure 1:	Appointment and Resignation of Directors, dated August 15, 2006.
Enclosure 2:	Regulatory Approval, dated August 15, 2006.
Enclosure 3:	Announcement of Enabling Technology Update, dated August 16, 2006.
Enclosure 4:	Re Holding(s) in Company, dated August 21, 2006.
Enclosure 5:	Re Holding(s) in Company, dated August 22, 2006.

Enclosure 1

BioProgress PLC

August 15, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Appointment and resignation of directors at BioProgress

Cambridge, UK, 15 August 2006 - BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, announces that Peter Keen, CFO, has resigned and that Hiral Patel has been appointed as the new CFO. Peter Keen resigned by mutual agreement from 14 August 2006 due to a difference in management style and BioProgress wishes him well for his future.

The appointment of Hiral Patel as BioProgress’ new Group Finance Director will take effect from 14 August 2006. Hiral joins the Company from Grant Thornton, a leading financial and business adviser, where he was a Client Service Director. Hiral worked for Grant Thornton for ten years, during which time he was involved with a wide range of businesses, focusing particularly on AIM-listed companies and international groups. He also has experience of SEC reporting requirements. Hiral Patel has intimate knowledge of the activities of BioProgress through Grant Thornton’s role as the Company’s auditors.

Hiral Patel said “I am delighted to have the opportunity to work with Richard Trevillion and the rest of the BioProgress team at this exciting stage of the group’s development.”

Richard Trevillion said “I’m delighted to welcome Hiral to the board as our CFO. Hiral has known the Company intimately for three years and has already worked closely with the team. His arrival strengthens our resources at the operational level and validates our approach, which is crucial as BioProgress continues to grow rapidly across all business areas. Hiral’s familiarity with the Company is a real asset as momentum increases in the delivery and realisation of our strategic business model for the benefit of all of our shareholders.”

There are no disclosures required to be made in relation to Hiral Patel under Schedule Two paragraph (g) of the AIM Rules.

For further information contact:

BioProgress plc

Richard Trevillion, CEO	+44(0)12 2339 4250
Steve Martin, Commercial Development Director

Northbank Communications

Gemma Bradley	+44(0)20 3008 7555
Justine Lamond
Sue Charles

About BioProgress plc

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 31 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to http://www.bioprogress.com/

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 2

BioProgress PLC

August 15, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress announces medical device registration for anti-snoring nasal spray

Cambridge, UK, 15 August 2006: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the specialty pharma and healthcare company, today announces that it has obtained an EU registration for Ronflux Nasal Spray as a medical device (CE mark registration) through Laboratoires Pharmaceutiques Dexo SAS (Dexo), the Company’s French pharmaceutical division. This registration will facilitate Dexo’s partnering of its product in the EU and other territories worldwide.

Ronflux nasal spray is a specialist product for the reduction of snoring, which is already being sold over the counter (OTC). The device contains a polymer-based compound that, when sprayed, coats the tissues at the back of the throat or nasal passages associated with snoring, helping to reduce the volume of snoring by reducing the vibration of these tissues. The nasal spray and the Ronflux strips line extension, which makes use of the Company’s in-the-mouth polymer film delivery system, Soluleaves™, are currently being marketed as OTC products via Dexo’s strategic sales and marketing partner, Cristers.

Richard Trevillion, CEO of BioProgress, said: “The new registration of Ronflux Nasal Spray as a medical device demonstrates our policy to maximise the sales opportunities of our products and technologies. Whilst this product can already be sold over the counter, the registration will aid partnering of the product in a number of markets. The market for all snoring remedies is rapidly growing, with a market estimation of approximately €50 million just within the EU. With the launch of new line extensions alongside the in-the-mouth Ronflux strips and the nasal spray, BioProgress anticipates that Ronflux could achieve significant market share.”

Ronflux in strip and spray forms have already been launched within the French market and BioProgress will begin trade sales of the strips on 1 September. A further line extension, a mouth spray, is currently in development. BioProgress plans to partner all Ronflux products on a territory-by-territory basis throughout the rest of the world. The Company has already entered into discussions with potential partners across Europe and South East Asia.

Enquiries:

BioProgress plc	+44(0)12 2339 4250

Richard Trevillion, Chief Executive Officer
Steve Martin, Commercial Development Director

Northbank Communications	+44(0)20 3008 7550

Gemma Bradley

Justine Lamond

Sue Charles

About BioProgress:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to: www.bioprogress.com

Forward-Looking Information:

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 3

BioProgress PLC

August 16, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress announces enabling technology update

Cambridge, UK, 16 August 2006: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces that it has developed a novel enteric tablet-coating system, EntWrap™. In addition, the Company announces that the first TabWrap™ tablet-coating machine is due to be placed into a cGMP pharmaceutical tablet manufacturing facility within the UK in Q4 2006 for a series of initial validation tests.

TabWrap™ is a core technology of BioProgress in which solid tablet cores are coated with a non-gelatin layer of XGEL™ film. This tablet-wrapping technology competes against the gelatin-coated tablet market. It is anticipated that stability trials of new TabWrap™ products will commence during H1 2007. BioProgress is working with a number of leading pharmaceutical companies in developing products utilising the TabWrap™ technology.

BioProgress also announces the successful completion of initial technical trials of a new enabling technology, EntWrap™, which is a novel enteric coating system that makes use of both XGEL™ and TabWrap™ technology. Enteric coatings enable tablets to pass through the acidic stomach environment and into the intestines, where active ingredients can be more rapidly absorbed. The market potential for enteric coated tablets, a key component for a number of prescription medicines, is significantly greater than the gelatin coating market.

EntWrap™ will offer a number of significant advantages over current enteric coating processes. It will enable the coating of tablet cores in a single-step process without the need for these cores to have direct contact with solvents. Pharmaceutical products that were previously unable to be processed with an enteric layer due to interactions with solvents or water or because the tablet cores were too soft can now have an enteric layer added using BioProgress’ proprietary patented technologies.

Richard Trevillion, CEO of BioProgress, said: “The BioProgress team is working hard to commercialise our TabWrap technology and the successful trials of our new EntWrap™ enteric coating system is further confirmation of the potential of our technology systems. The development of EntWrap™ widens the market opportunity for BioProgress. With the installation of the first TabWrap™ machine later this year, we anticipate an aggressive development program of products. We will either market these ourselves or in partnership with other pharmaceutical companies. These developments are expected to generate revenues during 2007.”

BioProgress is committed to commercialising its enabling technologies. Its current partner for the NRobe™ enabling technology, FMC (Magenta Oral Dose Design), is currently working on a significant number of projects with development partners.

Enquiries:

BioProgress plc	+44(0)12 2339 4250

Richard Trevillion, Chief Executive Officer
Steve Martin, Commercial Development Director

Northbank Communications	+44(0)20 3008 7555

Gemma Bradley
Justine Lamond
Sue Charles

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatin in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 4

BioProgress PLC

August 21, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

The Company received notification on 16 August 2006 that, pursuant to Section 198 of the Companies Act 1985 (‘the Act’), Man Financial Limited are interested in a total of 4,472,814 ordinary shares of one pence each in the Company, representing approximately 3.17 per cent of the Company’s issued share capital.

Enclosure 5

BioProgress PLC

August 22, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

The Company received notification on 21 August 2006 that Fidelity Management & Research Company (FMRCO), Fidelity Management Trust Company (FMTC) and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients, are together interested in a total of 9,613,359 ordinary shares of one pence each in the Company, representing approximately 6.81 per cent of the Company’s issued share capital.

This shareholding is registered as follows:

Shares held	Management Company	Nominee/Registered Name
8,816,126	FMRCO	Mellon Bank
797,233	FIL	Brown Bros Harrimn Ltd Lux

9,613,359		Total holding

This notifiable interest also comprises the notifiable interest of Mr Edward C. Johnson III, a principal shareholder of Fidelity International Limited, and interests held on behalf of authorised unit trust schemes in the United Kingdom.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC
/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: September 6, 2006